UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             SUN NETWORK GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   86681R 10 5
                                  -------------
                                 (CUSIP Number)

                                   April 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [X]        Rule 13d-1(c)

       [ ]        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Qualified Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            7,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                7,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                    Page 3 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.8% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                    Page 4 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            4,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                4,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.7% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                    Page 5 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Offshore, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            7,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                7,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                                                    Page 6 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     SMS Group, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            4,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                4,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.7% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                    Page 7 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Manager, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            7,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                7,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported under hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                    Page 8 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     First Street Manager  II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              9,000,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                9,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                    Page 9 of 13
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Corey Ribotsky
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            20,000,000 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                20,000,000 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.44% (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)
     __________________________________________________________________________
     12 TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

Item 1. Name of the Issuer and Address

(a)  Sun Network Group, Inc. ("Sun").

(b) The principal executive offices of Sun are 1440 Coral Ridge Drive, #140, Coral Springs, FL 33071.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

     This Amendment No. 1 to Schedule 13G ("Statement") is being filed by AJW Partners, LLC, a Delaware limited liability company ("AJW"), AJW Offshore, Ltd., a Cayman Islands corporation ("AJW Offshore"), AJW Qualified Partners, LLC, a New York limited liability company ("Qualified Partners"), and New Millennium Capital Partners II, LLC, a New York limited liability company ("New Millennium"), SMS Group, LLC, a Delaware limited liability company ("SMS"), AJW Manager, LLC, a New York limited liability company ("AJW Manager"), and First Street Manager II, LLC, a New York limited liability company ("FSMIILLC") and Corey Ribotsy, an individual residing in New York ("Ribotsky," who together with AJW, AJW Offshore, Qualified Partners, New Millenium, SMS, AJW Manager, and FSMIILLC shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a "Member" and collectively as "Members").

     The address of principal business office of each of AJW, Qualified Partners, New Millennium, AJW Manager, SMS, FSMIILLC, and Ribotsky is 1044 Northern Boulevard, Suite 302, Roslyn, New York 11576. The address of principal business office of AJW Offshore is c/o Admiral Administration Ltd., P.O. Box 32021 SMB, Anchorage Centre, 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.

     The Group has entered into a Joint Filing Agreement, dated as of May 7, 2004, a copy of which was previously filed as part of the Schedule 13G filed by the Group on May 10, 2004, pursuant to which the Group agreed to file the
Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, and such Joint Filing Agreement is incorporated by reference herein.

Item 2(d), (e)

     This Statement relates to the Common Stock, $.0001 par value per share, of Sun (the "Sun Common Stock"). The CUSIP number for the Sun Common Stock is 86681R-10-5.

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable

Item 4. Ownership

Item 4(a), (b)

     AJW is the record owner of 4,000,000 shares of Sun Common Stock, representing approximately 3.7% of the issued and outstanding shares of Sun Common Stock (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)(1). Qualified Partners is the record owner of 7,000,000 shares of Sun Common Stock, representing approximately 6.5% of the issued and outstanding shares of Sun Common Stock (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)(2). New Millennium is the record owner of 2,000,000 shares of Sun Common Stock, representing approximately 1.8% of the issued and outstanding shares of Sun Common Stock (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)(3). AJW Offshore is the record owner of 7,000,000 shares of Sun Common Stock, representing approximately 6.5% of the issued and outstanding shares of Sun Common Stock (based on 88,450,315 shares outstanding on April 2, 2004, as reported in Sun's Annual Report on Form 10-KSB, plus the 20,000,000 shares reported hereunder)(4).

Item 4(c)

     Each of AJW, Qualified Partners, AJW Offshore, and New Millennium is the sole record owner of the securities identified in subsection (a) above. FSMIILLC, as the sole manager of New Millennium, has shared voting and dispositive power over the shares of Sun Common Stock owned by New Millennium with Ribotsky. AJW Manager, as the sole manager of Qualified Partners, has shared voting and dispositive power over the Sun Common Stock owned by Qualified Partners with Ribotsky. SMS, as the sole manager of AJW, has the shared voting and dispositive power over the Sun Common Stock owned by AJW with Ribotsky. FSMIILLC, as the sole investment manager of AJW Offshore, has sole voting and dispositive power over the Sun Common Stock owned by AJW Offshore. Ribotsky controls FSMIILLC, AJW Manager, and SMS.

___________________

(1) The 4,000,000 shares of Sun Common Stock that AJW owns excludes warrants to purchase 150,000 shares of Sun Common Stock at an exercise price of $0.15, due to a limitation within the warrants that restricts the ability of AJW to utilize its exercise rights to the extent that, giving effect to such exercise, AJW and its affiliates would beneficially own in excess of 4.99% of the shares of Sun Common Stock outstanding following such conversion.

(2) The 7,000,000 shares of Sun Common Stock that Qualified Partners owns excludes warrants to purchase 262,500 shares of Sun Common Stock at an exercise price of $0.15, due to a limitation within the warrants that restricts the ability of Qualified Partners to utilize its exercise rights to the extent that, giving effect to such conversion, Qualified Partners and its affiliates would beneficially own in excess of 4.99% of the shares of Sun Common Stock outstanding following such conversion.

(3) The 2,000,000 shares of Sun Common Stock that New Millennium owns excludes warrants to purchase 75,000 shares of Sun Common Stock at an exercise price of $0.15, due to a limitation within the warrants that restricts the ability of New Millennium to utilize its exercise rights to the extent that, giving effect to such exercise, New Millennium and its affiliates would beneficially own in excess of 4.99% of the shares of Sun Common Stock outstanding following such conversion.

(4) The 7,000,000 shares of Sun Common Stock that AJW Offshore owns excludes warrants to purchase 262,500 shares of Sun Common Stock at an exercise price of $0.15, due to a limitation within the warrants that restricts the ability of AJW Offshore to utilize its exercise rights to the extent that, giving effect to such exercise, AJW Offshore and its affiliates would beneficially own in excess of 4.99% of the shares of Sun Common Stock outstanding following such conversion.

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

        See Attached Exhibit

Item 9. Notice of Dissolution of a Group.

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2004



                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                         By: First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW QUALIFIED PARTNERS, LLC

                         By: AJW Manager, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW PARTNERS, LLC

                         By: SMS Group, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW OFFSHORE, LTD.

                         By:  First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW MANAGER, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager

                         SMS GROUP, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager

                         FIRST STREET MANAGER II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         /s/ Corey S. Ribotsky
                         --------------------------------
                         Corey S. Ribotsky

                                EXHIBIT TO ITEM 8

     The members of the Group are New Millennium Capital Partners II, LLC; AJW Qualified Partners, LLC; AJW Partners, LLC; AJW Offshore, Ltd.; AJW Manager, LLC; SMS Group, LLC; First Street Manager II, LLC; and Corey Ribotsky.